Term sheet To prospectus dated December 1, 2005, prospectus supplement dated October 12, 2006 and product supplement no. 39-IX dated March 31, 2008	Term Sheet to Product Supplement No. 39-IX Registration Statement No. 333-130051 Dated March 31, 2008; Rule 433

Structured Investments	JPMorgan Chase & Co.
$
Buffered Return Enhanced Notes Linked to a Weighted Basket Consisting of the S&P 500® Index, the MSCI EAFE® Index, the Russell 2000® Index and the iShares® MSCI Emerging Markets Index Fund due April 30, 2013

General

  The notes are designed for investors who seek an uncapped return that will not be less than 1.25 or greater than 1.35 times the appreciation of a weighted diversified basket of domestic and international components, consisting of three indices and one exchange-traded fund, at maturity. Investors should be willing to forgo interest and dividend payments and, if the Basket declines by more than 20%, be willing to lose up to 80% of their principal.
  Senior unsecured obligations of JPMorgan Chase & Co. maturingApril 30, 2013†.
  Minimum denominations of $10,000 and integral multiples of $1,000 in excess thereof.
  The notes are expected to price on or about April 25, 2008 and are expected to settle on or about April 30, 2008.

Key Terms

Basket:

The notes are linked to a basket consisting of the S&P 500® Index (“SPX”), the MSCI EAFE® Index (“MXEA”), the Russell 2000® Index (“RUT”) and the iShares® MSCI Emerging Markets Index Fund (“EEM”) (each a “Basket Component,” and together, the “Basket Components”).

Component Weightings:

The S&P 500 Weighting is 75%, the MSCI EAFE Weighting is 10%, the Russell 2000 Weighting is 7.5% and the MSCI Emerging Markets Weighting is 7.5% (each a “Component Weighting,” and collectively, the “Component Weightings”).

Upside Leverage Factor:	The Upside Leverage Factor will be determined on the pricing date and will not be less than 1.25 or greater than 1.35.
Payment at Maturity:

If the Ending Basket Level is greater than the Starting Basket Level, you will receive a cash payment that provides you with a return per $1,000 principal amount note equal to the Basket Return multiplied by the Upside Leverage Factor. Accordingly, if the Basket Return is positive, your payment per $1,000 principal amount note will be calculated as follows:

$1,000 + [$1,000 x (Basket Return x Upside Leverage Factor)]

Your principal is protected against up to a 20% decline in the Basket. If the Ending Basket Level declines from the Starting Basket Level by up to 20%, you will receive the principal amount of your notes at maturity.

If the Ending Basket Level declines from the Starting Basket Level by more than 20%, you will lose 1% of the principal amount of your notes for every 1% that the Basket declines beyond 20%. Under these circumstances, your final payment per $1,000 principal amount note will be calculated as follows:

$1,000 + [$1,000 x (Basket Return + 20%)]
If the Ending Basket Level declines from the Starting Basket Level by more than 20%, you could lose up to $800 per $1,000 principal amount note.
Buffer Amount:	20%, which results in a minimum payment of $200 per $1,000 principal amount note.
Basket Return:	Ending Basket Level – Starting Basket Level Starting Basket Level
Starting Basket Level:	Set equal to 100 on the pricing date.
Ending Basket Level:	The Basket Closing Level on the Observation Date.
Basket Closing Level:	The Basket Closing Level on any trading day will be calculated as follows:

100 x [1 + (S&P 500 Return * S&P 500 Weighting) + (MSCI EAFE Return * MSCI EAFE Weighting) + (Russell 2000 Return * Russell 2000 Weighting) + (MSCI Emerging Markets Return * MSCI Emerging Markets Weighting)]

Each of the S&P 500 Return, the MSCI EAFE Return, the Russell 2000 Return and the MSCI Emerging Markets Return reflects the performance of the respective Basket Component, expressed as a percentage, from the relevant Basket Component closing level or closing price on the pricing date to the relevant Basket Component closing level or closing price on such trading day. The Final Share Price used to calculate the MSCI Emerging Markets Return on the Observation Date is the closing price of one share of the iShares® MSCI Emerging Markets Index Fund on the Observation Date, multiplied by the Share Adjustment Factor. For additional information, see “Description of Notes — Payment at Maturity” in the accompanying product supplement no. 39-IX.

Share Adjustment Factor:

1.0 on the pricing date and subject to adjustment under certain circumstances. See “Description of Notes — Payment at Maturity” and “General Terms of Notes — Anti-Dilution Adjustments” in the accompanying product supplement no. 39-IX for further information about these adjustments.

Observation Date:	April 25, 2013†
Maturity Date:	April 30, 2013†
CUSIP:	48123MH47
†	Subject to postponement in the event of a market disruption event and as described under “Description of Notes — Payment at Maturity” in the accompanying product supplement no. 39-IX.

Investing in the Buffered Return Enhanced Notes involves a number of risks. See “Risk Factors” beginning on page PS-13 of the accompanying product supplement no. 39-IX and “Selected Risk Considerations” beginning on page TS-1 of this term sheet.

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, each prospectus supplement, product supplement no. 39-IX and this term sheet if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Fees and Commissions (1)	Proceeds to Us

Per note	$	$	$

Total	$	$	$

(1)

If the notes priced today and assuming an Upside Leverage Factor of 1.30, J.P. Morgan Securities Inc., which we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., would receive a commission of approximately $8.00 per $1,000 principal amount note. The actual commission received by JPMSI may be more or less than $8.00 and will depend on market conditions on the pricing date. In no event will the commission received by JPMSI exceed $25.00 per $1,000 principal amount note. See “Underwriting” beginning on page PS-77 of the accompanying product supplement no. 39-IX.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

JPMorgan

March 31, 2008

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this term sheet together with the prospectus dated December 1, 2005, as supplemented by the prospectus supplement dated October 12, 2006 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 39-IX dated March 31, 2008. This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 39-IX, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

  Product supplement no. 39-IX dated March 31, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208001823/e31065_424b2.pdf

  Prospectus supplement dated October 12, 2006:
  http://www.sec.gov/Archives/edgar/data/19617/000089109206003117/e25276_424b2.pdf

  Prospectus dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002389/e22923_base.txt

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this term sheet, the “Company,” “we,” “us” or “our” refers to JPMorgan Chase & Co.

Selected Purchase Considerations

  UNCAPPED APPRECIATION POTENTIAL — The notes provide the opportunity to enhance equity returns by multiplying a positive Basket Return by the Upside Leverage Factor. The actual Upside Leverage Factor will be set on the pricing date and will not be less than 1.25 or greater than 1.35. The notes are not subject to a predetermined maximum gain and, accordingly, any return at maturity will be determined by the appreciation of the Basket. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.
  LIMITED PROTECTION AGAINST LOSS — Payment at maturity of the principal amount of your notes is protected against a decline in the Ending Basket Level, as compared to the Starting Basket Level, of up to 20%. If the Ending Basket Level declines by more than 20%, for every 1% decline beyond 20%, you will lose an amount equal to 1% of the principal amount of your notes. Accordingly, at maturity you will receive a payment equal to at least $200 for each $1,000 principal amount note.
  DIVERSIFICATION AMONG THE BASKET COMPONENTS — Because the S&P 500® Index makes up 75% of the Basket, we expect that generally the market value of your notes and your payment at maturity will depend significantly on the performance of the S&P 500® Index.
  The return on the notes is linked to a basket consisting of the S&P 500® Index, the MSCI EAFE® Index, the Russell 2000® Index and the iShares® MSCI Emerging Markets Index Fund. The S&P 500® Index consists of 500 component stocks selected to provide a performance benchmark for the U.S. equity markets. The MSCI EAFE® Index is designed to measure developed market equity performance in Europe, Asia, Australia and the Far East, but excluding the United States and Canada. The Russell 2000® Index consists of the middle 2,000 companies included in the Russell 3000ETM Index and, as a result of the index calculation methodology, consists of the smallest 2,000 companies included in the Russell 3000® Index. The Russell 2000® Index is designed to track the performance of the small capitalization segment of the U.S. equity market. The iShares® MSCI Emerging Markets Index Fund is an exchange-traded fund of iShares, Inc., which is a registered investment company that consists of numerous separate investment portfolios. The iShares® MSCI Emerging Markets Index Fund seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of publicly traded securities in emerging markets as measured by the MSCI Emerging Markets Index, which we refer to as the Underlying Index. The Underlying Index is a free-float adjusted average of the U.S. dollar values of all of the equity securities constituting the MSCI indices for selected emerging markets countries. For additional information about each Basket Component, see “The S&P 500® Index,” “The MSCI EAFE® Index,” “The Russell 2000® Index” and “The iShares® MSCI Emerging Markets Index Fund” in the accompanying product supplement no. 39-IX, and with respect to the MSCI EAFE® Index and the iShares® MSCI Emerging Markets Index Fund, as supplemented by “Supplemental Information — Transition of the MSCI Indices to a New Index Methodology” in the accompanying product supplement no. 39-IX.
  CAPITAL GAINS TAX TREATMENT — You should review carefully the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 39-IX. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Davis Polk & Wardwell, it is reasonable to treat your purchase and ownership of the notes as an “open transaction” for U.S. federal income tax purposes. Assuming this characterization is respected, your gain or loss on the notes should be treated as long-term capital gain or loss if you hold the notes for more than a year, whether or not you are an initial purchaser of notes at the issue price. However, the Internal Revenue Service (the “IRS”) or a court may not respect this characterization or treatment of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. For example, the notes could be treated either as subject (in whole or in part) to the “constructive ownership transaction” rules of Section 1260 of the Internal Revenue Code, as discussed in the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 39-IX, or as “contingent payment debt instruments.” Moreover, on December 7, 2007, Treasury and the IRS released a notice requesting comments on a number of possible U.S. federal income tax treatments for “prepaid forward contracts” and similar instruments. The notice focuses in particular on whether to require holders of instruments such as the notes to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these investments; the degree, if any, to which any income (including any mandated accruals) recognized by Non-U.S. Holders should be subject to withholding tax; and whether these investments are or should be treated as “constructive ownership transactions.” While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance issued after consideration of these issues could materially and adversely affect the tax consequences of ownership and disposition of the notes, possibly on a retroactive basis. You should consult your tax adviser regarding the tax treatment of the notes, including possible alternative characterizations in general and the possible impact of the notice described above in particular.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Basket Components or any of the stocks composing the S&P 500® Index, the MSCI EAFE® Index or the Russell 2000® Index or the equity securities held by the iShares® MSCI Emerging Markets Index Fund. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 39-IX dated March 31, 2008.

  YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee any return of principal in excess of $200 per $1,000 principal amount note. The return on the notes at maturity is linked to the performance of the Basket and will depend on whether, and the extent to which, the Basket Return is positive or negative. Your investment will be exposed to any decline in the Ending Basket Level, as compared to the Starting Basket Level, beyond the 20% buffer. Accordingly, you could lose up to $800 for each $1,000 principal amount note that you invest in.

JPMorgan Structured Investments —
Buffered Return Enhanced Notes Linked to a Weighted Basket Consisting of the S&P 500® Index, the MSCI EAFE® Index, the Russell 2000® Index and the iShares® MSCI Emerging Markets Index Fund
TS-1

  CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the estimated cost of hedging our obligations under the notes through one or more of our affiliates. As a result, and as a general matter, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent’s commission and hedging costs, including those set forth under “Many Economic and Market Factors Will Impact the Value of the Notes” below.
  The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.
  SOME OF THE BASKET COMPONENTS, AND THUS THE NOTES THEMSELVES ARE SUBJECT TO CURRENCY EXCHANGE RISK — Because the prices of the component stocks of the country indices that compose the MSCI EAFE® Index are converted into U.S. dollars for purposes of calculating the value of the component country indices and the MSCI EAFE® Index, and the prices of the equity securities held by the iShares® MSCI Emerging Markets Index Fund are converted into U.S. dollars for purposes of calculating the net asset value of the iShares® MSCI Emerging Markets Index Fund, your notes will be exposed to currency exchange rate risk with respect to each of the currencies in which the component stocks of the MSCI EAFE® Index or the equity securities held by the iShares® MSCI Emerging Markets Index Fund trade. Your net exposure will depend on the extent to which such currencies strengthen or weaken against the U.S. dollar and the relative weight of the component stocks in the MSCI EAFE® Index and the equity securities held by the iShares® MSCI Emerging Markets Index Fund denominated in each such currency. If, taking into account such weighting, the U.S. dollar strengthens against such currencies, the value of the MSCI EAFE® Index or the iShares® MSCI Emerging Markets Index Fund will be adversely affected and the payment at maturity of the notes may be reduced.
  NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing any of the Basket Components would have.
  THERE ARE RISKS ASSOCIATED WITH THE iSHARES® MSCI EMERGING MARKETS INDEX FUND — The iShares® MSCI Emerging Markets Index Fund has a limited operating history, having commenced trading in April 2003. Although its shares are listed for trading on the New York Stock Exchange (the “NYSE”) and a number of similar products have been traded on various national securities exchanges for varying periods of time, there is no assurance that an active trading market will continue for the shares of the iShares® MSCI Emerging Markets Index Fund or that there will be liquidity in the trading market. In addition, Barclays Global Fund Advisers, which we refer to as BGFA, is the iShares® MSCI Emerging Markets Index Fund’s investment advisor. The iShares® MSCI Emerging Markets Index Fund is subject to management risk, which is the risk that BGFA’s investment strategy, the implementation of which is subject to a number of constraints, may not produce the intended results. For example, BGFA may select up to 10% of the iShares® MSCI Emerging Markets Index Fund‘s assets to be invested in shares of other iShares® funds that seek to track the performance of equity securities of constituent countries of the Underlying Index. Any of such action could adversely affect the market price of the shares of the iShares® MSCI Emerging Markets Index Fund, and consequently, the value of the notes.
  DIFFERENCES BETWEEN THE iSHARES® MSCI EMERGING MARKETS INDEX FUND AND THE MSCI EMERGING MARKETS INDEX — The iShares® MSCI Emerging Markets Index Fund does not fully replicate the MSCI Emerging Markets Index, may hold securities not included in the Underlying Index and will reflect additional transaction costs and fees that are not included in the calculation of the Underlying Index, all of which may lead to a lack of correlation between the iShares® MSCI Emerging Markets Index Fund and the Underlying Index. In addition, corporate actions with respect to the sample of equity securities (such as mergers and spin-offs) may impact the variance between the iShares® MSCI Emerging Markets Index Fund and the Underlying Index. Finally, because the shares of the iShares® MSCI Emerging Markets Index Fund are traded on the NYSE and are subject to market supply and investor demand, the market value of one share of the iShares® MSCI Emerging Markets Index Fund may differ from the net asset value per share of the iShares® MSCI Emerging Markets Index Fund. For all of the foregoing reasons, the performance of the iShares® MSCI Emerging Markets Index Fund may not correlate with the performance of the Underlying Index.
  LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.
  WE ARE CURRENTLY ONE OF THE COMPANIES THAT MAKE UP THE S&P 500® INDEX — We are currently one of the companies that make up the S&P 500® Index. On March 16, 2008, and March 24, 2008, we issued press releases (which are included in our Current Reports on Form 8-K filed with the Securities and Exchange Commission on March 18, 2008, and March 24, 2008, respectively) announcing our potential acquisition of The Bear Stearns Companies, Inc., which is also included in the S&P 500® Index. To our knowledge, we are not currently affiliated with any other issuers the equity securities of which are included in the S&P 500® Index. We will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the Index and the notes.
  POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.
  THE ANTI-DILUTION PROTECTION FOR THE iSHARES® MSCI EMERGING MARKETS INDEX FUND IS LIMITED — The calculation agent will make adjustments to the Share Adjustment Factor for certain events affecting the shares of the iShares® MSCI Emerging Markets Index Fund. However, the calculation agent will not make an adjustment in response to all events that could affect the shares of the iShares® MSCI Emerging Markets Index Fund. If an event occurs that does not require the calculation agent to make an adjustment, the value of the notes may be materially and adversely affected.

JPMorgan Structured Investments —
Buffered Return Enhanced Notes Linked to a Weighted Basket Consisting of the S&P 500® Index, the MSCI EAFE® Index, the Russell 2000® Index and the iShares® MSCI Emerging Markets Index Fund
TS-2

  MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the level of the Basket on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
    the expected volatility of the Basket Components;
    the time to maturity of the notes;
    the dividend rate on the equity securities underlying the Basket Components;
    interest and yield rates in the market generally as well as in each of the markets of the securities underlying the Basket Components;
    the occurrence of certain events to the iShares® MSCI Emerging Markets Index Fund that may or may not require an adjustment to the Share Adjustment Factor;
    a variety of economic, financial, political, regulatory or judicial events;
    the exchange rate and the volatility of the exchange rate between the U.S. dollar and each of the currencies in which the stocks composing the MSCI EAFE® Index and the equity securities held by the iShares® MSCI Emerging Markets Index Fund are denominated; and
    our creditworthiness, including actual or anticipated downgrades in our credit ratings.

What Is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Basket?

The following table illustrates the hypothetical total return at maturity on the notes. The “total return” as used in this term sheet is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. The hypothetical total returns set forth below assume an Upside Leverage Factor of 1.25. The Upside Leverage Factor will be determined on the pricing date and will not be less than 1.25 or greater than 1.30. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Ending Basket Level	Basket Return	Total Return

180.00	80.00%	100.00%
170.00	70.00%	87.50%
160.00	60.00%	75.00%
150.00	50.00%	62.50%
140.00	40.00%	50.00%
130.00	30.00%	37.50%
120.00	20.00%	25.00%
110.00	10.00%	12.50%
105.00	5.00%	6.25%
100.00	0.00%	0.00%
95.00	-5.00%	0.00%
90.00	-10.00%	0.00%
80.00	-20.00%	0.00%
70.00	-30.00%	-10.00%
60.00	-40.00%	-20.00%
50.00	-50.00%	-30.00%
40.00	-60.00%	-40.00%
30.00	-70.00%	-50.00%
20.00	-80.00%	-60.00%
10.00	-90.00%	-70.00%
0.00	-100.00%	-80.00%

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The level of the Basket increases from a Starting Basket Level of 100 to an Ending Basket Level of 105. Because the Ending Basket Level of 105 is greater than the Starting Basket Level of 100, the investor receives a payment at maturity of $1,062.50 per $1,000 principal amount note, calculated as follows:

$1,000 + [$1,000 x (5% x 1.25)] = $1,062.50

Example 2: The level of the Basket decreases from a Starting Basket Level of 100 to an Ending Basket Level of 80. Because the Ending Basket Level of 80 is less than the Starting Basket Level of 100 by not more than the Buffer Amount of 20%, the investor receives a payment at maturity of $1,000 per $1,000 principal amount note.

Example 3: The level of the Basket decreases from a Starting Basket Level of 100 to an Ending Basket Level of 70. Because the Ending Basket Level of 70 is less than the Starting Basket Level of 100 by more than the Buffer Amount of 20%, the Basket Return is negative and the investor receives a payment at maturity of $900 per $1,000 principal amount note, calculated as follows:

$1,000 + [$1,000 x (-30% + 20%)] = $900

Example 4: The level of the Basket decreases from a Starting Basket Level of 100 to an Ending Basket Level of 0. Because the Ending Basket Level of 0 is less than the Starting Basket Level of 100 by more than the Buffer Amount of 20%, the Basket Return is negative and the investor receives a payment at maturity of $200 per $1,000 principal amount note, which reflects the principal protection provided by the Buffer Amount of 20%, calculated as follows:

$1,000 + [$1,000 x (-100% + 20%)] = $200

JPMorgan Structured Investments —
Buffered Return Enhanced Notes Linked to a Weighted Basket Consisting of the S&P 500® Index, the MSCI EAFE® Index, the Russell 2000® Index and the iShares® MSCI Emerging Markets Index Fund
TS-3

Historical Information

The following graphs show the historical weekly performance of the S&P 500® Index, the MSCI EAFE® Index and the Russell 2000® Index from January 3, 2003 through March 28, 2008, as well as the iShares® MSCI Emerging Markets Index Fund and the Basket as a whole from April 11, 2003 through March 28, 2008. The graph of the historical Basket performance assumes the Basket level on April 11, 2003 was 100 and the Component Weightings specified on the cover of this term sheet on that date. The closing level of the S&P 500® Index on March 28, 2008 was 1315.22. The closing level of the MSCI EAFE® Index on March 28, 2008 was 2045.44. The closing level of the Russell 2000® Index on March 28, 2008 was 683.18. The closing price of one share of the iShares® MSCI Emerging Markets Index Fund on March 28, 2008 was $133.59.

We obtained the various Basket Component closing levels or closing prices below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of information obtained from Bloomberg Financial Markets.

The historical prices set forth in the graph for the iShares® MSCI Emerging Markets Index Fund below have been adjusted for a 3-for-1 stock split that was paid on June 8, 2005. The historical closing levels or closing prices of each Basket Component and of the Basket as a whole should not be taken as an indication of future performance, and no assurance can be given as to the closing level or closing price of any Basket Component on the Observation Date. We cannot give you assurance that the performance of the Basket Components will result in the return of any of your initial investment in excess of $200 per $1,000 principal amount note.

Historical Performance of the MSCI EAFE® Index
2500
2000
1500
1000
500
0
Index Level
Jan-03
Jul-03
Jan-04
Jul-04
Jan-05
Jul-05
Jan-06
Jul-06
Jan-07
Jul-07
Jan-08
Source: Bloomberg

Historical Performance of the Russell 2000® Index
900
800
700
600
500
400
300
200
100
0
Index Level
Jan-03
Jul-03
Jan-04
Jul-04
Jan-05
Jul-05
Jan-06
Jul-06
Jan-07
Jul-07
Jan-08
Source: Bloomberg

JPMorgan Structured Investments —
Buffered Return Enhanced Notes Linked to a Weighted Basket Consisting of the S&P 500® Index, the MSCI EAFE® Index, the Russell 2000® Index and the iShares® MSCI Emerging Markets Index Fund
TS-4